                                                               Filed Pursuant to
                                                                  Rule 424(b)(5)
                                                           File Numbers 33-42870
                                                                    and 33-61711

PROSPECTUS SUPPLEMENT                                                            LOGO
(To Prospectus dated September 15, 1995)


                                  $500,000,000


                                    TRW Inc.

                       $200,000,000 6.05% NOTES DUE 2005


                       $150,000,000 6.25% NOTES DUE 2010


                     $150,000,000 6.65% DEBENTURES DUE 2028

                            ------------------------

                    Interest payable January 15 and July 15

                            ------------------------

  THE 6.05% NOTES DUE 2005 (THE "6.05% NOTES"), THE 6.25% NOTES DUE 2010 (THE
   "6.25% NOTES") AND THE 6.65% DEBENTURES DUE 2028 (THE "6.65% DEBENTURES") (COLLECTIVELY, THE "OFFERED SECURITIES") WILL MATURE ON JANUARY 15, 2005,
JANUARY 15, 2010 AND JANUARY 15, 2028, RESPECTIVELY. THE 6.05% NOTES, THE 6.25%
  NOTES AND THE 6.65% DEBENTURES WILL BE REDEEMABLE IN WHOLE OR IN PART AT THE OPTION OF TRW INC. ("TRW" OR THE "COMPANY") AT ANY TIME, AT A REDEMPTION PRICE
   EQUAL TO THE GREATER OF (I) 100% OF THE PRINCIPAL AMOUNT OF SUCH NOTES OR DEBENTURES OR (II) THE SUM OF THE PRESENT VALUES OF THE REMAINING SCHEDULED
PAYMENTS OF PRINCIPAL AND INTEREST THEREON DISCOUNTED TO THE DATE OF REDEMPTION
   ON A SEMIANNUAL BASIS (ASSUMING A 360-DAY YEAR CONSISTING OF TWELVE 30-DAY MONTHS) AT THE TREASURY RATE (AS DEFINED HEREIN) PLUS 10 BASIS POINTS IN THE
CASE OF THE 6.05% NOTES, 10 BASIS POINTS IN THE CASE OF THE 6.25% NOTES AND 12.5
 BASIS POINTS IN THE CASE OF THE 6.65% DEBENTURES, PLUS, IN EACH CASE, ACCRUED INTEREST THEREON TO THE DATE OF REDEMPTION. THE OFFERED SECURITIES WILL NOT BE
     SUBJECT TO ANY SINKING FUND. EACH SERIES OF OFFERED SECURITIES WILL BE REPRESENTED BY ONE OR MORE GLOBAL SECURITIES (THE "GLOBAL SECURITIES")
REGISTERED IN THE NAME OF THE DEPOSITORY TRUST COMPANY (THE "DEPOSITARY") OR ITS
  NOMINEE. BENEFICIAL INTERESTS IN THE GLOBAL SECURITIES WILL BE SHOWN ON, AND
   TRANSFERS THEREOF WILL BE EFFECTED ONLY THROUGH, RECORDS MAINTAINED BY THE DEPOSITARY AND ITS PARTICIPANTS. SEE "DESCRIPTION OF THE OFFERED SECURITIES".
    EXCEPT AS DESCRIBED IN THE COMPANY'S PROSPECTUS DATED SEPTEMBER 15, 1995 ATTACHED HERETO (THE "PROSPECTUS"), OFFERED SECURITIES IN DEFINITIVE FORM WILL
                                 NOT BE ISSUED.

                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

           PRICE OF 6.05% NOTES 99.977% AND ACCRUED INTEREST, IF ANY



           PRICE OF 6.25% NOTES 99.741% AND ACCRUED INTEREST, IF ANY



         PRICE OF 6.65% DEBENTURES 99.613% AND ACCRUED INTEREST, IF ANY

                            ------------------------


                                                                     UNDERWRITING
                                                   PRICE TO          DISCOUNTS AND         PROCEEDS TO
                                                   PUBLIC(1)         COMMISSIONS(2)       COMPANY(1)(3)
                                                 -------------       -------------        --------------
Per 6.05% Note................................      99.977%              .625%               99.352%
  Total.......................................   $ 199,954,000        $  1,250,000        $  198,704,000
Per 6.25% Note................................      99.741%              .675%               99.066%
  Total.......................................   $ 149,611,500        $  1,012,500        $  148,599,000
Per 6.65% Debenture...........................      99.613%              .875%               98.738%
  Total.......................................   $ 149,419,500        $  1,312,500        $  148,107,000


------------

(1) Plus accrued interest, if any, from January 13, 1998.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(3) Before deducting estimated expenses of $250,000 payable by the Company.
                            ------------------------


     The Offered Securities are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by counsel for the Underwriters. It is expected that delivery of the Offered Securities will be made on or about January 13, 1998, through the book-entry facilities of the Depositary against payment therefor in immediately available funds.

                            ------------------------

MORGAN STANLEY DEAN WITTER
                           GOLDMAN, SACHS & CO.
                                                J.P. MORGAN & CO.

January 8, 1998

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                                                                  PAGE
                                                                                  ----
      PROSPECTUS SUPPLEMENT

      The Company...............................................................   S-3
      Recent Developments.......................................................   S-4
      Use of Proceeds...........................................................   S-5
      Capitalization............................................................   S-6
      Selected Financial Data...................................................   S-7
      Management's Discussion and Analysis of Financial Condition and Results of
        Operations..............................................................   S-9
      Description of the Offered Securities.....................................  S-15
      Underwriters..............................................................  S-17
      Legal Opinions............................................................  S-18

      PROSPECTUS

      Available Information.....................................................     3
      Incorporation of Certain Documents by Reference...........................     3
      The Company...............................................................     4
      Use of Proceeds...........................................................     4
      Ratio of Earnings to Fixed Charges........................................     5
      Description of Debt Securities............................................     5
      Description of Warrants...................................................     9
      Plan of Distribution......................................................    10
      Legal Opinions............................................................    11
      Experts...................................................................    11

                               ------------------

    STATEMENTS IN THIS PROSPECTUS SUPPLEMENT THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS, WHICH INVOLVE RISKS AND UNCERTAINTIES THAT COULD AFFECT THE COMPANY'S ACTUAL RESULTS. INFORMATION REGARDING THE IMPORTANT FACTORS THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PROSPECTUS SUPPLEMENT CAN BE FOUND IN THE COMPANY'S REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE COMPANY'S FORM 8-K FILED ON MAY 20, 1997.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE OFFERED SECURITIES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH ANY OFFERING OF THE OFFERED SECURITIES, AND MAY BID FOR, AND PURCHASE, THE OFFERED SECURITIES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS".

                                  THE COMPANY

GENERAL

     TRW is an international company that provides advanced technology products and services. The principal businesses of the Company and its subsidiaries are the design, manufacture and sale of products and the performance of systems engineering, research and technical services for industry and the United States Government in two industry segments: Automotive and Space & Defense. The Company's principal products and services include automotive systems and components; spacecraft; software and systems engineering support services; and electronic systems, equipment and services. In 1996, the Company completed the sale of substantially all the businesses comprising its Information Systems & Services segment. The Company was incorporated under the laws of Ohio on June 17, 1916. As used herein, unless the context otherwise requires, the term "Company" refers to TRW and its subsidiaries. See "Recent Developments."

AUTOMOTIVE

     The Company's Automotive segment designs, manufactures and sells a broad range of steering, suspension, engine, safety, engineered fastening, electronic, electromechanical and other components and systems for passenger cars and commercial vehicles, including trucks, buses, farm machinery and off-highway vehicles. These products include occupant safety systems such as seat belt systems and inflatable restraint systems, steering wheels, manual and power steering gears, engine valves and valve train components, suspension components, electronic monitoring and control systems, electromechanical assemblies, fasteners, stud welding systems and other components.

     The products included in this industry segment are sold primarily to automotive original equipment manufacturers. In addition, the Company sells its automotive components for use as aftermarket parts to automotive original equipment manufacturers and others for resale through their own independent distribution networks.

     In February 1997, the Company purchased from Magna International Inc. ("Magna") an 80% equity interest in MST Automotive GmbH Automobil-Sicherheitstechnik, a European supplier of air bag modules, steering wheels and related automotive components, and Temic Bayern-Chemie Airbag GmbH, a European supplier of air bag inflators and propellants and related automotive components, for a cost of approximately U.S. $450 million. The Company and Magna also formed a strategic alliance for the design, development and production of automotive products for the global market.

SPACE & DEFENSE

     The Company's Space & Defense segment includes spacecraft, software and systems engineering support services and electronic systems, equipment and services.

     The Company's spacecraft activities include the design and manufacture of spacecraft equipment, propulsion subsystems, electro-optical and instrument systems, spacecraft payloads, high-energy lasers and laser technology and other high-reliability components. The Company's software and systems engineering support services are in the fields of command and control, security for defense and nondefense applications, counterterrorism, undersea surveillance, antisubmarine warfare and other high-technology space and defense mission support systems, management of radioactive waste, automated fingerprint matching, upgrading of the nation's air traffic control program and other civilian applications. The Company's electronic systems, equipment and services include the design and manufacture of communications systems, avionics systems and other electronic technologies for space and defense applications.

     Products and services in this industry segment are sold and distributed principally to the United States Government. The Company's spacecraft business involves the sale to the United States Government of subsystems and components for space propulsion and unmanned spacecraft for defense, scientific research and communications purposes. The Company is currently participating in a number of spacecraft programs. Software and systems engineering and integration support services are sold primarily to the United States Government defense agencies and to Federal civilian and other state and local governmental agencies. These services include a wide variety of computer software systems and analytical services for space and defense, air traffic control, and advanced communication and data retrieval applications. Sales to the United States Government of electronic systems, equipment and services consist of systems and subsystems for defense and space applications, including communications, command and control, guidance, navigation, electric power, sensing and electronic display equipment. While classified projects are not discussed herein, the operating results relating to classified projects are included in the Company's consolidated financial statements, and the business risks associated with such projects do not differ materially from those of other projects for the United States Government. See "Recent Developments" for information related to the Company's Space & Defense segment.

     The Company also performs diverse testing and general research projects in many of the technical disciplines related to its Space & Defense products and services under both private and United States Government contracts, including several advanced defense system projects.

     The principal executive offices of the Company are located at 1900 Richmond Road, Cleveland, Ohio 44124, and the telephone number is (216) 291-7000.

                              RECENT DEVELOPMENTS

ACQUISITION OF BDM INTERNATIONAL, INC.

     On December 29, 1997, the Company completed the acquisition of BDM International, Inc. ("BDM"). BDM is a multinational information technology company based in McLean, Virginia that provides systems integration and computer services to public sector and commercial customers. BDM had total assets of approximately $421 million as of December 31, 1996 and revenues of approximately $1 billion for the year ended December 31, 1996. BDM employs approximately 9,000 people in 110 locations worldwide. The acquisition complements the Company's existing systems integration and information technology businesses.

     The acquisition of BDM was effectuated through a cash tender offer for all of the outstanding shares of common stock of BDM followed by a merger in which BDM became a wholly-owned subsidiary of the Company.

     The aggregate purchase price of approximately $930 million will be initially financed by borrowings from existing bank facilities and through the issuance of commercial paper backed by the Company's revolving credit facilities. On December 10, 1997, the Company obtained commitments from a group of banks for a new $750 million, 364-day revolving credit agreement to supplement its existing $750 million multi-year revolving credit agreement.

     The merger is being recorded using the purchase method of accounting. In connection with this acquisition, the Company commissioned an independent asset valuation study to allocate the purchase price among the value of in-process research and development and certain intangible assets. The Company anticipates that the amount of purchased in-process R&D will be approximately $550 million, and such amount will be recorded as a one-time non-cash charge to net earnings in the fourth quarter of 1997.

ODYSSEY

     On December 17, 1997, the Company agreed to acquire 1,500,000 shares, or approximately seven percent (7%) of the outstanding shares, of ICO Global Communications (Holdings) Limited ("ICO") for approximately $50 million. The Company and ICO also agreed that at the closing, which is scheduled for on or about January 7, 1998, they will cross license certain patent rights related to their proposed global telecommunications systems and dismiss legal proceedings related to the patents. As part of the patent litigation settlement, ICO will pay the Company $25 million at the closing and an additional $25 million by mid-1999. The Company intends to discontinue efforts related to its Odyssey project, a satellite based personal communications system, and to return to the United States Federal Communications Commission ("FCC") the Odyssey-related licenses previously issued to the Company by the FCC.

LITIGATION

     In November 1997, Centoco Holdings Limited and an affiliate, KS Centoco Ltd., filed a lawsuit against TRW Inc. and certain Magna entities in the General Division Court in Ontario, Canada, alleging, among other things, breach of contract, patent infringement and collusion. A Centoco affiliate licensed from a company named KSAG certain air bag and steering wheel technology. KSAG's successor was purchased by Magna, which in turn sold 80% of the relevant Magna subsidiaries' stock to TRW in February 1997. The plaintiffs have claimed Cdn$600 million in damages. TRW believes this matter is covered by an indemnification agreement between Magna and TRW. TRW management is currently evaluating the claim and is unable to make a meaningful estimate of the amount or range of possible liability, if any, at this time.

     TRW Vehicle Safety Systems Inc. ("VSSI"), a wholly-owned subsidiary of the Company, has reported to the Arizona Department of Environmental Quality ("ADEQ") potential violations of the Arizona hazardous waste law at its Queen Creek, Arizona facility for the possible failure to properly label and dispose of waste water that might be classified as hazardous waste. ADEQ is conducting an investigation into these potential violations and VSSI is cooperating with the investigation. If ADEQ initiates proceedings against VSSI with respect to such matters, VSSI could be liable for penalties and fines and other relief. VSSI has been apprised by state and federal officials that there are ongoing criminal investigations with respect to these potential violations. Management is unable to make a meaningful estimate of the amount or range of possible liability, if any, at this time.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Offered Securities will be used for the repayment of a portion of the Company's commercial paper and bank borrowings related to the acquisition by the Company of BDM International, Inc. The effective interest rate on such borrowings is between 5.70% and 6.80% per annum with a maturity of 32 days or less. See "Recent Developments."

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company (i) at September 30, 1997, and (ii) as adjusted for (x) the acquisition by the Company of BDM, including the issuance of $930 million of short-term debt and the estimated write-off of $550 million of purchased research and development, and (y) the offering of the 6.05% Notes, the 6.25% Notes and the 6.65% Debentures and the use of the proceeds therefrom (without deduction for expenses) to repay a portion of the Company's commercial paper and bank borrowings related to such acquisition. See "Use of Proceeds." This table should be read in conjunction with the Company's financial statements, the notes thereto and other financial and statistical information included or incorporated by reference in this Prospectus Supplement.

                                                                          SEPTEMBER 30, 1997
                                                                      ---------------------------
                                                                       ACTUAL         AS ADJUSTED
                                                                      ---------       -----------
                                                                       (UNAUDITED) (IN MILLIONS)
Short-term debt (including current portion of long-term debt)......    $   434          $   872(1)
                                                                         =====            =====
Long-term debt(2):
  Non-U.S. borrowings..............................................         40               40
  Medium-term notes:
     9.35% Notes due 2020 (due 2000 at option of note holder)......        100              100
     9 3/8% Notes due 2021.........................................        100              100
     Other medium-term notes.......................................        267              267
  Other............................................................         24              105
  6.05% Notes offered hereby.......................................         --              200
  6.25% Notes offered hereby.......................................         --              150
  6.65% Debentures offered hereby..................................         --              150
                                                                         -----            -----
          Total long-term debt.....................................        531            1,112
Minority interests in subsidiaries.................................        105              113
Shareholders' investment:
  Capital stock....................................................         77               77
  Other capital....................................................        465              465
  Retained earnings................................................      2,264            1,714(3)
  Cumulative translation adjustments...............................        (61)             (61)
  Treasury shares -- cost in excess of par value...................       (520)            (520)
                                                                         -----            -----
          Total shareholders' investment...........................      2,225            1,675
                                                                         -----            -----
          Total capitalization.....................................    $ 2,861          $ 2,900
                                                                         =====            =====

---------------

(1) In connection with the acquisition of BDM International, Inc., the Company issued $930 million of commercial paper and used bank borrowings to finance the purchase price, a portion of which will be refinanced out of the net proceeds from the issuance of the Offered Securities. See "Use of Proceeds."

(2) The Company has $1,500 million of committed bank credit facilities under which $1,375 million was available and undrawn at December 31, 1997. See
    Note 1.

(3) Reflects the estimated write-off of $550 million of purchased research and development in connection with the BDM acquisition.

                            SELECTED FINANCIAL DATA

     The following summary historical consolidated financial data for the five years ended December 31, 1996, are derived from consolidated financial statements of the Company. The consolidated financial statements for the five years ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors. The summary historical consolidated financial data for the nine-month periods ended September 30, 1996 and 1997 are derived from unaudited consolidated condensed financial statements which include all adjustments, consisting of normal recurring accruals, that management considers necessary for a fair presentation of the financial position and results of operations for these periods. The results of operations for the nine months ended September 30, 1997, are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1997. The table should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and the consolidated condensed financial statements and notes thereto included in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996 and 1997, incorporated by reference herein.

                                                                                        NINE MONTHS
                                                                                           ENDED
                                                  YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                                         ------------------------------------------   ---------------
                                          1992     1993     1994     1995     1996     1996     1997
                                         ------   ------   ------   ------   ------   ------   ------
                                                   (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Income Statement Data:
  Sales................................. $7,557   $7,330   $8,491   $9,568   $9,857   $7,406   $8,033
  Gross profit..........................  1,412    1,301    1,555    1,711    1,481    1,075    1,482
  Interest expense......................    162      137      105       95       84       76       57
  Earnings from continuing operations
     before income taxes and cumulative
     effect of accounting changes.......    277      289      436      625      302      135      580
  Earnings from continuing operations
     before cumulative effect of
     accounting changes.................    154      177      277      395      182       73      362
  Discontinued operations:
     Earnings from operations...........     (1)      (1)      56       51       38       38       --
     Gain on disposal...................     --       --       --       --      260      242       --
  Net earnings (loss)(2)................   (156)     195      333      446      480      353      362
  Per share of Common Stock:
     Fully diluted
       earnings -- continuing
       operations.......................   1.23     1.35     2.09     2.93     1.37      .53     2.82
     Primary earnings -- continuing
       operations.......................   1.23     1.36     2.10     2.96     1.38      .54     2.85
Balance Sheet Data:
  Total assets..........................  5,158    5,042    5,435    5,670    5,899    5,938    6,081
  Long-term debt........................    938      868      693      539      458      479      531
  Long-term liabilities.................     (1)      (1)      (1)     779      767      790      731
  Retained earnings.....................  1,105    1,178    1,383    1,688    1,978    1,928    2,264
Other Data:
  Depreciation and amortization of
     property, plant and equipment......    359      362      382      415      443       (3)      (3)
  Capital expenditures..................    513      459      488      466      500      276      361
  Cash dividends declared per share of
     Common Stock.......................   0.92     0.94    0.985     1.05     1.17      .55      .62
  Ratio of earnings to fixed
     charges(4).........................    2.2x     2.5x     3.9x     5.4x     3.4x     2.2x     7.2x

---------------

(1) These amounts have not been restated to reflect the 1996 disposition of the Company's Information Systems and Services segment.

(2) 1993 and 1992 amounts include cumulative effect of accounting changes.

(3) The information is not available on a quarterly basis.

(4) See "Ratio of Earnings to Fixed Charges (Unaudited)" in the Prospectus.

     In 1996, the Company recorded charges of $314 million ($202 million after tax, or $1.52 per share) primarily for actions taken, in part, to enhance the Company's competitiveness. As a result of these actions, several manufacturing facilities throughout the world were closed or consolidated. Also during 1996, the Company applied the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", resulting in the recognition of $71 million ($50 million after tax, or $0.37 per share) of impairment losses. The losses were primarily a result of technological changes and the decision to close certain facilities in the Automotive segment.

     On October 23, 1996, the Company's Board of Directors authorized a two-for-one stock split effected in the form of a stock dividend. Accordingly, all references to the number of shares and per share amounts have been restated to give retroactive recognition to the stock dividend.

     In 1996, the Company completed the sale of substantially all the businesses comprising its Information Systems and Services segment. Financial information herein has been restated to reflect only continuing operations.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis has been taken from and appears as set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 and the Company's Annual Report on Form 10-K for the year ended December 31, 1996, which are incorporated by reference in the accompanying Prospectus, and are presented as of such respective dates. The following discussion and analysis is qualified by, and should be read in conjunction with, the "Selected Financial Data" and the Company's Financial Statements and notes thereto included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. See "Recent Developments" for a discussion of certain events that have occurred since the date of the Company's Form 10-Q for the quarter ended September 30, 1997.

NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1996

  RESULTS OF OPERATIONS
  (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                              NINE MONTHS ENDED
                                                          THIRD QUARTER         SEPTEMBER 30,
                                                        -----------------     -----------------
                                                         1996       1997       1996       1997
                                                        ------     ------     ------     ------
Sales.................................................  $2,320     $2,521     $7,406     $8,033
Operating profit (loss)...............................    (153)       213        281        720
Earnings (loss) from continuing operations............    (146)       108         73        362
Earnings from discontinued operations.................     252         --        280         --
Fully diluted earnings per share......................     .79        .85       2.63       2.82
Effective tax rate on continuing operations...........    33.0%      34.4%      45.9%      37.5%

     The increase in sales for the third quarter and first nine months of 1997 was primarily due to the sales contribution from acquisitions and from higher volume in the Automotive and Space and Defense segments. The sales increase was moderated by the effect of a strong U.S. dollar.

     The higher operating profit was due to the acquisitions, continued cost-reduction efforts, and profit from the higher sales volume in the Automotive and Space and Defense segments, partially offset by the effect of lower pricing in the Automotive segment. Operating profit (loss) for the third quarter and first nine months of 1996 included a before-tax charge of $344 million for actions taken in the automotive and space and defense businesses. See "Special Charges" note in the Notes to Financial Statements for further information. Operating profit for the first nine months of 1996 included a $15 million before-tax charge related to the initial application of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of".

     Earnings (loss) from continuing operations for the first nine months of 1996 included a $12 million benefit from an insurance claim settlement primarily related to previously divested businesses, offset by a $13 million noncash charge related to the initial application of SFAS No. 121.

     Earnings from discontinued operations includes the earnings from operations and the gain on the third quarter sale of substantially all of the businesses in the Information Systems and Services segment. See the "Discontinued Operations"
note in the Notes to Financial Statements for further information.

     Interest expense was $57 million for the first nine months of 1997 compared to $76 million for the first nine months of 1996. Third quarter 1996 interest expense included $18 million related to the interest component of a litigation settlement.

     The reduction in the third quarter effective tax rate was primarily attributable to Federal and state tax incentives and the tax benefit from the realignment of certain foreign operations.

  AUTOMOTIVE
  (IN MILLIONS)

                                                                               NINE MONTHS ENDED
                                            THIRD QUARTER                        SEPTEMBER 30,
                                   --------------------------------     --------------------------------
                                                          PERCENT                              PERCENT
                                                          INCREASE                             INCREASE
                                    1996       1997      (DECREASE)      1996       1997      (DECREASE)
                                   ------     ------     ----------     ------     ------     ----------
Sales............................  $1,500     $1,570          5%        $4,881     $5,239          7%
Operating profit (loss) as
  reported.......................    (105)       136                       205        485
Special charges..................     235         --                       235         --
                                   ------     ------                    ------     ------
Adjusted operating profit........  $  130     $  136          5%        $  440     $  485         10%

     The increase in sales for the third quarter and first nine months of 1997 was primarily due to the sales contribution from the acquisitions of airbag and steering wheel operations and from higher volume in the air bag, seat belt, steering and engine component businesses. The sales increase was moderated by the effect of a strong U.S. dollar, as well as lower pricing.

     The higher operating profit for the third quarter and first nine months of 1997 resulted from the acquisitions, higher sales volume, and continued cost-reduction efforts, partially offset by the effect of lower pricing and the effect of a strong U.S. dollar. Operating profit for the first nine months of 1996 included a $15 million before-tax charge related to the initial adoption of SFAS No. 121.

     Special charges recorded during the third quarter of 1996 related to reconfiguration of manufacturing plants, litigation and warranty expenses and asset write-downs. See "Special Charges" note in the Notes to Financial Statements for further information.

  SPACE & DEFENSE
  (IN MILLIONS)

                                                                              NINE MONTHS ENDED
                                             THIRD QUARTER                      SEPTEMBER 30,
                                      ----------------------------     --------------------------------
                                                         PERCENT                              PERCENT
                                                         INCREASE                             INCREASE
                                      1996     1997     (DECREASE)      1996       1997      (DECREASE)
                                      ----     ----     ----------     ------     ------     ----------
Sales...............................  $820     $951          16%       $2,525     $2,794          11%
Operating profit (loss).............  $(48)    $ 77         260%       $   76     $  235         209%

     Sales and operating profit for the third quarter and first nine months of 1997 increased primarily due to the successful conversion of recent contract awards into revenue growth as well as strong ongoing program performance.

     Operating profit (loss) for the third quarter and first nine months of 1996 includes charges for certain contract reserves. Excluding these charges, operating profit was $61 million and $185 million for the third quarter and first nine months of 1996, respectively.

  LIQUIDITY AND FINANCIAL POSITION

     In the first nine months of 1997, cash flow provided by operating activities of $522 million, a net increase in debt of $328 million, and a net decrease of $6 million in other items were used to fund business acquisitions of $415 million, capital expenditures of $361 million, reacquisition of common stock of $202 million, and dividend payments of $116 million. As a result, cash and cash equivalents decreased by $250 million.

     Net debt (short-term debt, the current portion of long-term debt and long-term debt less cash and cash equivalents) was $829 million at September 30, 1997, compared to $196 million at December 31, 1996. The ratio of net debt to total capital (net debt, minority interests and shareholders' investment) at September 30, 1997 was 26% compared to 8% at December 31, 1996.

     During the first nine months of 1997, the Company issued $80 million in medium-term notes under its shelf registration statements. The notes were used to refinance short-term debt. After this issuance, $420 million remains available for borrowing under the Company's shelf registration statements.

     During the first nine months of 1997, the Company amended the terms of its U.S. and multicurrency revolving credit agreements to extend the expiration date of the agreements from July 1, 2001 to July 1, 2002. Also, one additional bank joined the bank group providing the U.S. revolving credit agreement and one additional bank joined the bank group providing the multicurrency revolving credit agreement.

     During the first nine months of 1997, 3.8 million shares of TRW Common Stock were repurchased for approximately $202 million.

     Implementation of the Odyssey program has gone more slowly than anticipated, due to the delays in attracting the necessary financial investors. However, we are continuing to explore a variety of options, including attracting new investors, and are considering strategic alternatives for capitalizing on our technology.

     Management believes that funds generated from operations and existing borrowing capacity will be adequate to fund the Company's current share repurchase program and to support and finance planned growth, capital expenditures, Company-sponsored research and development programs and dividend payments to shareholders.

  OTHER MATTERS

     During 1996, the Company was advised by the Department of Justice that it had been named as a defendant in two lawsuits brought by a former employee and filed under seal under the QUI TAM provisions of the civil False Claims Act. See "Other Contingencies" note in the Notes to Financial Statements for further information.

     TRW Vehicle Safety Systems Inc. ("VSSI") has reported to the Arizona Department of Environmental Quality ("ADEQ") potential violations of the Arizona hazardous waste law at its Queen Creek, Arizona facility for the possible failure properly to label and dispose of waste water that might be classified as hazardous waste. ADEQ is conducting an investigation into these potential violations and VSSI is cooperating with the investigation. If ADEQ initiates proceedings against VSSI with respect to such matters, VSSI could be liable for penalties and fines and other relief. Management is unable to make a meaningful estimate of the amount or range of possible liability at this time.

  FORWARD-LOOKING STATEMENTS

     Statements in this filing that are not historical facts are forward-looking statements, which involve risks and uncertainties that could affect the Company's actual results. Information regarding the important factors that could cause TRW's actual results to differ materially from the forward-looking statements contained in this filing can be found in TRW's reports filed with the Securities and Exchange Commission, including TRW's Form 8-K filed on May 20, 1997.

FISCAL YEAR 1996 COMPARED TO FISCAL YEAR 1995

  RESULTS OF OPERATIONS

  SALES

     Record sales in 1996 resulted in the Company reporting the highest net earnings in its history, exceeding the previous records achieved in 1995. In addition, the Company's liquidity and financial condition improved significantly during 1996, positioning the Company to achieve strong future growth.

     Consolidated sales in 1996 of $9.9 billion represented a 3% increase over 1995 sales of $9.6 billion. Compared to 1994 sales of $8.5 billion, 1996 sales increased 16%. Net earnings in 1996 of $480 million exceeded earnings of $446 million in 1995 and $333 million in 1994. Fully diluted earnings per share were $3.60 in 1996, $3.31 in 1995 and $2.50 in 1994. The earnings per share amounts have been restated to reflect the Company's stock dividend.

     The 1996 results included three special items. First, the Company sold its information services business for proceeds of $1.1 billion resulting in a gain of $484 million ($260 million after tax, or $1.95 per share). Second, the Company recorded charges of $314 million ($202 million after tax, or $1.52 per share) primarily for actions taken, in part, to enhance the Company's competitiveness. And third, the Company applied the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of," resulting in the recognition of $71 million ($50 million after tax, or $.37 per share) of impairment losses. The losses were primarily a result of technological changes and the decision to close certain facilities in the Automotive segment.

  AUTOMOTIVE SEGMENT

     Sales in 1996 rose to a record $6.49 billion from the 1995 sales level of $6.47 billion. The increase in sales resulted primarily from higher volume in virtually all product lines partially offset by lower pricing and the effect of unfavorable exchange rates. Operating profit in 1996 was $319 million compared to $607 million in 1995. Included in 1996 operating profit was $290 million of charges relating to asset impairments and write-downs, consolidation of manufacturing plants, severance costs and litigation and warranty expenses. Excluding these charges, operating profit in 1996 was $609 million. The increase in operating profit was primarily due to the effect of aggressive cost reductions and the introduction of new inflator technologies which more than offset the effects of lower pricing and new product development costs.

     Sales of $6.47 billion in 1995 represented a 14% increase over 1994 sales of $5.68 billion. Operating profit in 1995 increased 28% to $607 million from the $476 million reported in 1994. The increase in sales and operating profit was the result of higher volume in the North American air bag and steering systems businesses and all European automotive businesses, primarily in air bag and steering systems. Favorable exchange rates also contributed to the sales increase.

     The Company has invested and expects to continue to invest in areas of significant potential growth, such as smart restraint systems, side-impact air bags, power rack and pinion steering, electrically assisted steering and advanced electronic components. TRW will continue to take advantage of opportunities to enhance its global competitiveness through internal growth and strategic alliances. Examples of the progress made during 1996 include the formation of 10 alliances, joint ventures and acquisitions in 7 countries and the acquisition of a producer of steering wheel systems. In addition, we completed in February 1997, the acquisition of an 80% equity interest in the air bag and steering wheel businesses of Magna International. These operations supply air bag modules, inflators, propellants, steering wheels and other related automotive components. TRW and Magna also agreed to form a strategic alliance for the design, development and production of automotive products for the global market. Under this alliance, TRW will lead development efforts in occupant restraint systems, including air bags, seatbelts, inflators, sensors and steering wheels.

     The Company anticipates that 1997 North American automotive and light truck production will be stable with the 1996 levels. We foresee modest production growth in Western Europe and strong growth in the emerging markets of Eastern Europe and Asia. Strong price pressure is expected to continue across all product lines. Productivity improvements, material cost reductions and the introduction of new, lower cost technologies will be the main initiatives taken to mitigate the price pressure.

  SPACE AND DEFENSE SEGMENT

     Driven by new contract awards, sales in 1996 increased 9% to $3.36 billion compared to $3.10 billion in 1995 and was the third consecutive year of sales growth. Operating profit in 1996 was $157 million compared to $192 million in 1995. The lower operating profit was due primarily to the effect of program reserves more than offsetting the profit from the higher sales volume. Included in 1996 and 1995 operating profit were $90 million and $30 million, respectively, of charges related primarily to contract reserves.

     Sales in 1995 increased 10% to $3.10 billion from the $2.81 billion reported in 1994. Operating profit of $192 million was 10% higher than 1994's operating profit of $175 million. The strong sales growth resulting from new contract awards and existing business more than offset the effect of contracts nearing completion. The increase in operating profit resulted primarily from the absence of investments for new business initiatives partially offset by lower fee accruals during the early period of new programs and the net effect of program reserves.

     Continuing pressure on the Department of Defense, NASA and other U.S. Government agency budgets could affect the level of future revenues and operating profits. However, government funding for all major TRW contracts appears to be stable, and the Company does not anticipate any unfavorable effect on operations relating to program terminations or budget reallocations. The diversity of our programs helps insulate the Company from funding fluctuations on any given contract. We feel that our business is well positioned for growth in our traditional Federal government markets, as well as our targeted commercial and international markets. We remain focused on bidding and winning new contracts and on continuing to provide outstanding products and services to our customers.

     Backlog estimates at the end of 1996 totaled a record $5.30 billion, up 4% from $5.12 billion at the end of 1995. The backlog growth was driven by a number of key program awards in both defense and nondefense related markets. Furthermore, our reported backlog has grown by 29% since 1994, an impressive statistic considering the reduction in total defense outlays that has occurred during this period. Reported backlog at the end of 1996 does not include $2.9 billion of negotiated and priced, but not exercised, options for defense and nondefense programs. The exercise of the options is at the discretion of the customer and, as in the case of government contracts generally, dependent on future government funding.

  SPECIAL ITEMS

     During 1996, the Company recorded charges totaling $314 million ($202 million after tax, or $1.52 per share). The charges were taken primarily for actions to enhance the Company's competitiveness. The Company believes these actions will provide for a strong future with solid growth. As a result of these actions, several manufacturing facilities located throughout the world will be closed or consolidated, and employment Company-wide will be reduced by approximately 2,500 people. Refer to the "Special charges" footnote in the Notes to Financial Statements for further discussion.

  DISCONTINUED OPERATIONS

     During 1996, the Company sold its information services business receiving proceeds of $1.1 billion. This sale resulted in a gain of $484 million ($260 million after tax, or $1.95 per share). The proceeds from the sale were used to repay debt, to fund investment opportunities and to repurchase the Company's Common Stock. The operating results of the information services business and the related transaction gain are reflected as discontinued operations for all periods presented in the financial statements.

  INTEREST EXPENSE

     Interest expense in 1996 was $84 million compared to $95 million in 1995 and $105 million in 1994. The decrease in interest expense in 1996 was primarily due to lower average debt levels. The decrease in interest expense from 1994 to 1995 was due to lower average debt levels partially offset by higher U.S. interest rates.

  INCOME TAXES

     The effective tax rate on continuing operations was 39.6% compared to 36.8% in 1995 and 36.4% in 1994. The higher effective tax rate in 1996 was primarily due to the absence of a current tax benefit for certain of the special charges taken during 1996.

  SHAREHOLDERS' INVESTMENT

     On October 23, 1996, the Company's Board of Directors authorized a two-for-one stock split effected in the form of a stock dividend. Accordingly, all references to the number of shares and per share amounts have been restated to give retroactive recognition to the stock dividend.

  INTERNATIONAL OPERATIONS

     International sales were $3.94 billion, or 40% of TRW sales in 1996; $3.92 billion, or 41% of sales in 1995; and $3.11 billion, or 37% of sales in 1994. U.S. export sales included in those amounts were $764 million in 1996, $813 million in 1995 and $595 million in 1994. Most of TRW's non-U.S. operations are included in the Automotive segment and are located in Europe, Canada, Brazil and the Pacific Basin. TRW's non-U.S. operations are subject to the usual risks that may affect such operations; however, most of the assets of its non-U.S. operations are in countries where the Company believes such risks to be minimal.

  LIQUIDITY AND FINANCIAL POSITION

     Cash flow from operations in 1996 of $711 million and net divestiture proceeds of $789 million were used primarily for capital expenditures of $500 million, reacquisition of common stock of $361 million, dividend payments of $148 million and the repayment of debt of $167 million. Net debt at December 31, 1996, was $196 million compared to $692 million at the end of 1995. The ratio of net debt (short-term debt, current portion of long-term debt and long-term debt less cash and cash equivalents) to total capital (net debt, minority interests and shareholders' investment) was 8% at December 31, 1996, compared to 24% at December 31, 1995. The percentage of fixed-rate debt to total debt was 86% at the end of 1996.

     During 1996, 7.9 million shares of TRW Common Stock were repurchased for approximately $366 million, of which $5 million was settled in January 1997. Pursuant to a Board of Directors authorization, the Company may repurchase up to an additional 12 million shares of TRW Common Stock. The Company plans to purchase the additional shares from time to time, depending on market conditions.

     TRW's non-U.S. operations are generally financed by borrowings from banks or through intercompany loans in the local currency of the borrower and by equity capital invested by TRW and minority shareholders. There are no significant restrictions on the remittance of funds by the Company's non-U.S. subsidiaries to the United States. A discussion of TRW's credit facilities is contained in the "Debt and credit agreements" footnote in the Notes to Financial Statements.

     The Company is subject to inherent risks attributed to operating in a global economy. It is the Company's policy to utilize derivative financial instruments to manage its interest rate and foreign currency exchange risks. The Company uses derivatives to hedge its exposure to short-term interest rate changes as a lower cost substitute for the issuance of fixed-rate debt after taking into consideration account-related counterparty risk. The Company manages cash flow transactional foreign exchange risk pursuant to a written corporate policy. Forward contracts and to a lesser extent options are utilized to protect the Company's cash flow from adverse movements in exchange rates. The Company is exposed to credit loss in the event of nonperformance by the counterparties to the derivative financial instruments. The Company diversifies the counterparties used and has minimum credit standards for counterparties as a means to limit this exposure and anticipates that the counterparties will fully satisfy their obligations under the contracts. Derivative financial instruments are viewed by the Company as a risk management tool and are not used for speculative or trading purposes. The effect of derivative transactions on the Company's net earnings for each of the three years in the period ended December 31, 1996, is not material.

     Capital expenditures were $500 million in 1996, $466 million in 1995 and $488 million in 1994. The Company will maintain a capital program with estimated capital expenditures for 1997 totaling about $475 million. Approximately two-thirds of these expenditures will be invested in the Automotive segment and one-third in the Space and Defense segment. The Company will continue to invest in its automotive growth businesses, including air bag systems, power rack and pinion steering and automotive electronics technology. Space and defense expenditures will be used to support major new contract awards and our existing business base as well as to support research and development of next generation technologies.

     In addition to the planned level of 1997 capital expenditures discussed above, the Company plans to invest in new investment opportunities. These investment opportunities currently include the acquisition of the Magna International businesses, with a cost of approximately $450 million. In addition, we expect to continue our involvement in Odyssey, a venture for which TRW is building a satellite-based personal communications system. In January 1997, Odyssey entered into a memorandum of understanding with ChinaSat, a wholly owned subsidiary of China's Ministry of Post and Telecommunications. The agreement gives ChinaSat exclusive rights to distribute Odyssey satellite-based cellular phone, fax and data services in the People's Republic of China. The level of TRW's investment in Odyssey will be determined during 1997.

     We believe the Company's current financial position and financing arrangements allow flexibility in worldwide financing activities and permit us to respond to changing conditions in credit markets. The existing arrangements are not indicative of the Company's potential borrowing capacity. We believe that funds generated from operations and existing borrowing capacity are adequate to fund the current share repurchase program and support and finance planned growth, capital expenditures, Company-sponsored research and development programs and dividend payments to shareholders.

  OTHER MATTERS

     Federal, state and local requirements relating to the discharge of materials into the environment, or otherwise relating to the protection of the environment, have had and will continue to have an effect on TRW and its operations. The Company is conducting a number of environmental investigations and remedial actions at current and former Company locations and, along with other companies, has been named a potentially responsible party for certain waste management sites. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company. A reserve estimate for each matter is established using standard engineering cost estimating techniques. In the determination of such costs, consideration is given to professional judgment of Company environmental engineers in consultation with outside environmental specialists when necessary. At multiparty sites, the reserve estimate also reflects the expected allocation of total project costs among the various potentially responsible parties. At December 31, 1996, the Company had reserves for environmental matters of $77 million, including $7 million of additional accruals recorded during the year. The Company aggressively pursues reimbursement for environmental costs from its insurance carriers. However, insurance recoveries are not recorded as a reduction of environmental costs until they are fixed and determinable. At December 31, 1996, the "Other assets" caption on the balance sheet includes $36 million of insurance recoveries related to environmental matters. The Company believes that any liability that may result from the resolution of environmental matters for which sufficient information is available to support these cost estimates will not have a material adverse effect on the Company's future results of operations and cash flows. However, the Company cannot predict the effect on the Company's future results of operations and cash flows of expenditures for aspects of certain matters for which there is insufficient information. In addition, the Company cannot predict the effect of compliance with environmental laws and regulations with respect to unknown environmental matters on the Company's future results of operations and cash flows or the possible effect of compliance with environmental requirements imposed in the future.

     During 1996, the Company was advised by the Department of Justice that it had been named as a defendant in two lawsuits brought by a former employee and filed under seal under the QUI TAM provisions of the civil False Claims Act. Refer to the "Contingencies" footnote in the Notes to Financial Statements for further discussion.

                     DESCRIPTION OF THE OFFERED SECURITIES

GENERAL

     The following description of the particular terms of the Offered Securities offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus.

     The Offered Securities will be issued under an Indenture dated as of May 1, 1986, as supplemented (the "Indenture"), between the Company and The Chase Manhattan Bank, as successor trustee (the "Trustee") to Mellon Bank, N.A., incorporated by reference to the Company's registration statement on Form S-3 of which this Prospectus Supplement is a part. The Offered Securities will bear interest from January 13, 1998, at the rates of interest stated on the cover page hereof. Interest on the Offered Securities will be payable semiannually on January 15 and July 15, commencing on July 15, 1998, to the persons in whose names they are registered at the close of business on the January 1 or July 1 preceding such January 15 or July
15. The 6.05% Notes will mature on January 15, 2005, the 6.25% Notes will mature on January 15, 2010 and the 6.65% Debentures will mature on January 15, 2028.

MAKE-WHOLE REDEMPTION

     The 6.05% Notes, 6.25% Notes and 6.65% Debentures will be redeemable as a whole or in part at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or Debentures or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined herein) plus 10 basis points in the case of the 6.05% Notes, 10 basis points in the case of the 6.25% Notes and 12.5 basis points in the case of the 6.65% Debentures, plus, in each case, accrued interest thereon to the date of redemption.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the 6.05% Notes, the 6.25% Notes or the 6.65% Debentures, as the case may be, to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such 6.05% Notes, 6.25% Notes or 6.65% Debentures, as the case may be. "Independent Investment Banker" means Morgan Stanley & Co. Incorporated or, if such firm is unwilling or unable to select the Comparable Treasury Issue, one of the other Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, the average of the Reference Treasury Dealer Quotations actually obtained by the Trustee for such redemption date. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

     "Reference Treasury Dealer" means each of Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and J.P. Morgan Securities Inc., and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company may substitute therefor another Primary Treasury Dealer.

     Notice of any redemption will be mailed at least thirty (30) days but no more than sixty (60) days before the redemption date to each holder of Offered Securities to be redeemed.

     Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Offered Securities or portions thereof called for redemption.

SINKING FUND

     The Offered Securities are not entitled to any sinking fund provisions.

DEFEASANCE

     Under certain circumstances, the Company will be deemed to have discharged the entire indebtedness on all the outstanding Offered Securities by defeasance, or to be discharged from certain covenants otherwise applicable to the Offered Securities and described in the accompanying Prospectus under the headings "Description of Debt Securities -- Limitation on Liens", "-- Limitation on Sale and Leaseback" and "-- Exempted Indebtedness". See "Description of Debt Securities -- Defeasance" in the accompanying Prospectus for a description of the terms of any such defeasance. The Company has made these defeasance provisions applicable to the Offered Securities.

BOOK-ENTRY, DELIVERY AND FORM

     The Offered Securities will be issued in the form of one or more fully registered Global Securities which will be deposited with, or on behalf of, the Depositary and registered in the name of the Depositary's nominee.

     The Depositary has advised as follows: It is a limited-purpose trust company which was created to hold securities for its participating organizations (the "participants") and to facilitate the clearance and settlement of securities transactions in such securities between participants through electronic book-entry changes in accounts of its participants. Participants include securities brokers and dealers (including the Underwriters), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants"). Persons who are not participants may beneficially own securities held by the Depositary only through participants or indirect participants.

LEVERAGE

     Other than the restrictions on liens and sale and leaseback transactions described in the accompanying Prospectus, the Offered Securities do not contain any covenants or other provisions designed to afford holders of the Notes protection in the event of a highly leveraged transaction involving the Company.

                                  UNDERWRITERS

     Under the terms and conditions set forth in an Underwriting Agreement, dated January 8, 1998, the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them severally, the respective principal amount of the Offered Securities set forth opposite their respective names below:

                                                                                    PRINCIPAL AMOUNT
                                             PRINCIPAL AMOUNT   PRINCIPAL AMOUNT        OF 6.65%
                     NAME                     OF 6.05% NOTES     OF 6.25% NOTES        DEBENTURES
    ---------------------------------------  ----------------   ----------------   ------------------
    Morgan Stanley & Co. Incorporated......    $ 62,000,000       $ 46,000,000        $ 46,000,000
    Goldman, Sachs & Co. ..................      60,000,000         46,000,000          46,000,000
    J.P. Morgan Securities Inc. ...........      60,000,000         46,000,000          46,000,000
    BancAmerica Robertson Stephens.........       3,000,000          2,000,000           2,000,000
    BZW Securities Inc.....................       3,000,000          2,000,000           2,000,000
    Citicorp Securities, Inc...............       3,000,000          2,000,000           2,000,000
    Dresdner Kleinwort Benson North America
      LLC..................................       3,000,000          2,000,000           2,000,000
    First Chicago Capital Markets, Inc.....       3,000,000          2,000,000           2,000,000
    RBC Dominion Securities Corporation....       3,000,000          2,000,000           2,000,000
                                                 ----------         ----------          ----------
      Total................................    $200,000,000       $150,000,000        $150,000,000
                                                 ==========         ==========          ==========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Offered Securities are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the Offered Securities if any are taken.

     The Underwriters initially propose to offer the 6.05% Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of .375% of the principal amount of such Notes. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of .250% of the principal amount of such Notes to certain other dealers. The Underwriters initially propose to offer the 6.25% Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of .400% of the principal amount of such Notes. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of .250% of the principal amount of such Notes to certain other dealers. The Underwriters initially propose to offer the 6.65% Debentures to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of .500% of the principal amount of such Debentures. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of .250% of the principal amount of such Debentures to certain other dealers. After the initial offering of the Offered Securities, the offering price and other selling terms may from time to time be varied by the Underwriters named on the cover page of this Prospectus Supplement.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     The Company does not intend to apply for listing of the Offered Securities on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Offered Securities, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Offered Securities and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Offered Securities.

     In order to facilitate the offering of the Offered Securities, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the Offered Securities. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Offered Securities for their own account. In addition, to cover overallotments or to stabilize the price of the Offered Securities, the Underwriters may bid for, and purchase the Offered Securities in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or dealer for distributing the Offered Securities in the offering, if the syndicate repurchases previously distributed Offered Securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain market prices of the Offered Securities above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

     The Underwriters and certain of their affiliates and associates may engage in transactions with, and/or perform services, including investment and commercial banking services, for the Company and its subsidiaries and affiliates in the ordinary course of business.

                                 LEGAL OPINIONS

     The validity of the Offered Securities offered hereby will be passed on for the Company by William B. Lawrence, Esq., and for the Underwriters by Cravath, Swaine & Moore. Mr. Lawrence is Executive Vice President, General Counsel and Secretary of the Company and is a shareholder of the Company.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

     No person has been authorized to give any information or to make any representations not contained in this Prospectus or any Prospectus Supplement in connection with the offer made by this Prospectus or any Prospectus Supplement and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any underwriter, dealer or agent. This Prospectus and any Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any of the Debt Securities or Warrants offered hereby in any jurisdiction in which or to any person to whom it is unlawful to make such offer or solicitation. This Prospectus and any Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than those to which they relate. Neither the delivery of this Prospectus nor any Prospectus Supplement nor any sale of or offer to sell the Debt Securities or Warrants offered hereby shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof or that the information herein is correct as of any time subsequent to its date.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005; the Chicago Stock Exchange, Incorporated, 440 South LaSalle Street, Chicago, Illinois 60605; The Pacific Stock Exchange Incorporated, 301 Pine Street, San Francisco, California 94104; and the Philadelphia Stock Exchange Inc., Stock Exchange Building, 1900 Market Street, Philadelphia, Pennsylvania 19103.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Financial Services, TRW Inc., 1900 Richmond Road, Cleveland, Ohio 44124. Telephone (216) 291-7654.

     The following documents filed by the Company with the Commission (File No. 1-2384) are hereby incorporated by reference in this Prospectus:

          1. Annual Report on Form 10-K for the year ended December 31, 1994;

          2. Quarterly Report on Form 10-Q for the quarter ended March 31, 1995;

          3. Quarterly Report on Form 10-Q for the quarter ended June 30, 1995; and

          4. All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1994.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Debt Securities and Warrants shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                  THE COMPANY

GENERAL

     The Company is an international company that provides advanced technology products and services. The principal businesses of the Company and its subsidiaries are the design, manufacture and sale of products and the performance of systems engineering, research and technical services for industry and the United States Government in three industry segments: Automotive; Space & Defense; and Information Systems & Services. The Company's principal products and services include automotive systems and components; spacecraft; software and systems engineering support services; electronic systems, equipment and services; and information systems and services.

     The Company's Automotive segment designs, manufactures and sells a broad range of steering, suspension, engine, safety, engineered fastening, electrical, electronic, electromechanical and other components and systems as original equipment for passenger cars, commercial vehicles, trucks, buses, farm machinery and off-highway vehicles. These products include occupant safety systems such as seat belt systems and inflatable restraint systems, manual and power steering gears, engine valves and valve train components, suspension components, electronic monitoring and control systems, electromechanical assemblies, fasteners, stud welding systems and other components. The Company also manufactures and sells, for use as aftermarket parts, a broad line of engine and chassis parts for cars, trucks, off-highway vehicles and other miscellaneous uses.

     The Company's Space & Defense segment includes spacecraft, software and systems engineering support services and electronic systems, equipment and services. The Company's spacecraft activities include the design and manufacture of spacecraft equipment, propulsion subsystems, electro-optical and instrument systems, spacecraft payloads, high-energy lasers and laser technology and other high-reliability components. The Company's software and systems engineering support services are in the fields of command and control, security for defense and nondefense applications, counterterrorism, undersea surveillance, antisubmarine warfare and other high-technology space and defense mission support systems, management of radioactive waste automated fingerprint matching, upgrading of the nation's air traffic control program and other civilian applications. The Company's electronic systems, equipment and services include the design and manufacture of communications systems, avionics systems (such as unmanned aerial vehicles) and other electronic technologies for space and defense applications.

     The Company's Information Systems & Services segment includes consumer credit information services, real estate information services, direct marketing services, imaging systems engineering and integration services and business credit information services.

     The Company was incorporated in the State of Ohio on June 17, 1916. The principal executive offices of the Company are located at 1900 Richmond Road, Cleveland, Ohio 44124, and the telephone number is (216) 291-7000.

                                USE OF PROCEEDS

     Except as otherwise set forth in the Prospectus Supplement, the Company anticipates that some or all of the net proceeds from the sale of the Debt Securities and Warrants may be used by the Company, together with internally generated funds and possible future borrowings, for capital expenditures, possible future acquisitions, repayment of short-term borrowings, future repurchases by the Company of its Common Stock, increased working capital requirements and other corporate purposes.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                  (UNAUDITED)

     The following table shows the ratio of earnings to fixed charges of the Company and its subsidiaries. For purposes of this ratio, "earnings" consist of earnings before income taxes adjusted for minority interests in earnings of consolidated subsidiaries, plus fixed charges, less undistributed earnings of affiliates less than fifty percent of which are owned by the Company. "Fixed charges" consist of interest on borrowed funds, amortization of debt discount and expense and one-third of rental expense which is representative of the interest factor.

                                              SIX MONTHS            YEARS ENDED DECEMBER 31,
                                                 ENDED        ------------------------------------
                                             JUNE 30, 1995    1994    1993    1992    1991    1990
                                             -------------    ----    ----    ----    ----    ----
Ratio of earnings to fixed charges...........      5.8x       4.2 x   2.8 x   2.4 x   0.4 x(1) 2.2 x

---------------

(1) The 1991 loss before income taxes of $129.4 million includes a charge of $343 million to cover costs associated with restructuring activities. Excluding this charge, the ratio of earnings to fixed charges would have been 1.7x.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities are to be issued in one or more series under an indenture dated as of May 1, 1986, as supplemented (the "Indenture"), between the Company and The Chase Manhattan Bank (National Association), as successor trustee (the "Trustee") to Mellon Bank, N.A. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture.

GENERAL

     The Indenture does not limit the amount of Debt Securities which can be issued and provides that Debt Securities may be issued up to the aggregate principal amount which may be authorized from time to time by the Company. Reference is made to the Prospectus Supplement for the following terms of the Offered Debt Securities: (i) the title, aggregate principal amount and authorized denominations of the Offered Debt Securities; (ii) the percentage of the principal amount at which such Offered Debt Securities will be issued; (iii) the date on which the Offered Debt Securities will mature; (iv) the rate per annum (which may be fixed or floating), if any, at which the Offered Debt Securities will bear interest or the method of determining such rate; (v) the times at which any such interest will be payable and the record dates with respect thereto; (vi) any sinking fund or redemption terms; (vii) any right of the holders to require the Company to repurchase the Offered Debt Securities;
(viii) the currency or currencies in which the purchase price for, the principal of and any premium and any interest on the Offered Debt Securities may be payable; (ix) if the currency in which the purchase price for, the principal of and any premium and any interest on the Offered Debt Securities may be payable is at the purchaser's election, the manner in which such an election may be made; (x) any securities exchange on which the Offered Debt Securities will be listed; (xi) whether the Debt Securities are to be issued in the form of one or more global securities representing such Debt Securities (each, a "Global Security") and, if so, the identity of a depository (the "Depository") for such Global Securities; and (xii) any other specific terms. In the case of Offered Debt Securities which are registered, principal, any premium, and any interest on the Offered Debt Securities may be paid at the option of the Company by check mailed to the address of the person entitled thereto as it appears in the register for the Offered Debt Securities. Interest payments will be subject to applicable withholding taxes.

     The Debt Securities will be unsecured and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company.

     No service charge will be made for any transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 3.05 of the Indenture).

     Debt Securities of a series may be issuable in the form of one or more Global Securities, which will be denominated in an amount equal to the aggregate principal amount of such Debt Securities. See "Global Securities" below.

     The Debt Securities may be issued as discounted Debt Securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below the stated principal amount. Federal income tax consequences and other special considerations applicable to any such discounted Debt Securities will be described in the Prospectus Supplement relating thereto.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, the Depository identified in the Prospectus Supplement relating to such series. Unless and until it is exchanged in whole or in part for Debt Securities in definitive form, a Global Security may not be transferred except as a whole by or to the Depository for such Global Security or its successor, or any nominee of such Depository or successor Depository. (Section 2.04 of the Indenture.)

     The specific terms of the depository arrangement with respect to any series of Debt Securities and the rights of and limitations on owners of beneficial interests in Global Securities representing Debt Securities will be described in the Prospectus Supplement relating to such Debt Securities.

LIMITATION ON LIENS

     The Indenture provides that, so long as any of the Debt Securities remain outstanding, the Company will not, nor will it permit any Domestic Subsidiary (as defined) to, create or assume any mortgage, security interest, pledge or lien ("mortgage") upon any Principal Property (as defined) or upon any shares of capital stock or indebtedness of any Domestic Subsidiary if such mortgage secures or is intended to secure, directly or indirectly, the payment of any indebtedness for money borrowed evidenced by notes, bonds, debentures or other similar evidences of indebtedness without providing that the Debt Securities shall be secured equally and ratably by such mortgage. This restriction does not apply to (i) mortgages on any Principal Property existing at the time of the acquisition thereof or securing the purchase price thereof or securing the cost of construction of or improvement on a Principal Property that are created or assumed contemporaneously with, or within 120 days after, such acquisition or completion of such construction or improvement; (ii) mortgages on property of a corporation existing at the time such corporation becomes a Domestic Subsidiary or is merged or consolidated with the Company or a Domestic Subsidiary or existing at the time of a sale, lease or other disposition of the properties of such corporation (or a division thereof) or other Person (as defined) as an entirety or substantially as an entirety to the Company or a Domestic Subsidiary; (iii) mortgages securing indebtedness of the Company or a Domestic Subsidiary to the Company or a Wholly Owned Domestic Subsidiary (as defined);
(iv) mortgages in favor of the United States or any State or Territory or Possession thereof, or any foreign country, or any department, agency, instrumentality or political subdivision of any of such domestic or foreign jurisdictions, to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any debt incurred for the purpose of financing all or part of the purchase price or the cost of constructing the property subject to such mortgages; and (v) mortgages representing the extension, renewal or replacement (or successive extensions, renewals or replacements) of mortgages referred to in the foregoing clauses (i) through (iv) (Section 5.05 of the Indenture). "Principal Property" is defined in the Indenture as each manufacturing plant, engineering facility or research facility owned or leased by the Company or a Domestic Subsidiary other than any such plant or facility or portion thereof which the Directors reasonably determine not to be of material importance to the Company and its Subsidiaries (as defined) taken as a whole (Section 1.01 of the Indenture). See also "Exempted Indebtedness".

LIMITATION ON SALE AND LEASEBACK

     Sale and leaseback transactions by the Company or any Domestic Subsidiary (except for transactions involving temporary leases for a term of three years or less and except for transactions among themselves) involving any Principal Property are prohibited unless the sale is for an amount at least equal to its fair value and either (a) the Company or such Domestic Subsidiary would be entitled, pursuant to clauses (i) through (v) of the foregoing Limitation on Liens covenant, to create Debt (as defined) secured by a mortgage on the Principal Property to be leased in an amount equal to the Attributable Debt (as defined) with respect to such transaction without equally and ratably securing the Debt Securities, or (b) the Company, within 120 days, applies an amount equal to the net proceeds of the sale to the redemption of the Debt Securities or other Consolidated Funded Debt (as defined) of the Company ranking prior to or on a parity with the Debt Securities (or, in lieu of such redemption, delivers Debt Securities to the Trustee for cancellation) (Section 5.06 of the Indenture). "Attributable Debt" is defined in the Indenture to mean, as to any particular lease under which any Person (as defined) is liable, the lesser of
(x) the fair value of the property subject to such lease (as determined by the Directors of the Company) or (y) the total net amount of rent required to be paid by such Person under such lease during the remaining term thereof, discounted from the respective due dates thereof to such date at the actual interest factor included in such rent. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of the rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated (Section 1.01 of the Indenture). See also "Exempted Indebtedness".

EXEMPTED INDEBTEDNESS

     Notwithstanding the limitations on mortgages and sale and leaseback transactions outlined above, the Company or any Domestic Subsidiary is permitted to create or assume mortgages or to enter into sale and leaseback transactions, provided that at the time of such event, and after giving effect thereto, the sum of (i) outstanding indebtedness incurred after the date of the Indenture and secured by a mortgage (other than certain permitted mortgages) plus (ii) the Attributable Debt (as defined) in respect of sale and leaseback transactions entered into after the date of the Indenture (other than certain permitted sale and leaseback transactions) will not exceed 15% of the Consolidated Net Tangible Assets (as defined) of the Company (Sections 1.01, 5.05(b) and 5.06(b) of the Indenture).

     Other than the restrictions on liens and sale and leaseback transactions described above, the Indenture and the Debt Securities do not contain any covenants or other provisions designed to afford holders of the Debt Securities protection in the event of a highly leveraged transaction involving the Company.

EVENTS OF DEFAULT

     The Indenture defines an Event of Default with respect to any series of Debt Securities as being any one of the following events, unless it is inapplicable, and such other events as may be established for the Debt Securities of a particular series: (a) failure of the Company for 60 days in any payment of interest on any Debt Securities of such series; (b) failure of the Company to pay principal or premium, if any, when due with respect to any Debt Securities of such series; (c) failure of the Company for 10 days in the satisfaction of any sinking fund obligation with respect to any Debt Securities of such series; (d) failure of the Company for 75 days after appropriate notice to perform any other covenant or agreement in the Indenture applicable to such series; or (e) certain events of bankruptcy, insolvency or reorganization. No Event of Default with respect to a particular series of Debt Securities issued under the Indenture necessarily constitutes an Event of Default with respect to any other series of Debt Securities issued thereunder. In case an Event of Default shall occur and be continuing with respect to any series of Debt Securities, the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding may declare the principal of such series (or a portion of the principal amount in the case of certain discounted Debt Securities) to be due and payable (Section
7.01 of the Indenture). Any Event of Default with respect to a particular series of Debt Securities, except in each case a failure with respect to such Debt Security to pay principal, premium, if any, or interest, if any, or any sinking fund installment, if any, may be waived by the holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series (Section 7.06 of the Indenture).

     The Indenture requires the Company to file annually with the Trustee an Officers' Certificate (as defined) as to the existence of defaults in performance of certain covenants in the Indenture (Section 5.08 of the Indenture). The Indenture provides that the Trustee may withhold notice to the holders of the Debt Securities of a particular series of any default (except in payment of principal, premium, if any, or interest, if any, or in the making of any sinking fund payment, if any) with respect to such series of Debt Securities if the Trustee determines in good faith that the withholding of notice is in the interest of the holders of such Debt Securities (Section 7.07 of the Indenture).

     The holders of a majority in aggregate principal amount of all outstanding Debt Securities will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee (Section 7.06 of the Indenture). The Indenture provides that in case an Event of Default shall occur (which shall not have been cured or waived), the Trustee will be required to exercise such of its rights and powers under the Indenture and to use the degree of care and skill in their exercise that a prudent man would exercise or use in the conduct of his own affairs (Section 8.01 of the Indenture). Subject to the provisions of Section 8.01, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of the Debt Securities, unless they shall have offered to the Trustee reasonable security or indemnity (Section 8.02 of the Indenture).

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

     The Indenture provides that the Company may consolidate with, or sell or convey all or substantially all of its assets to, or merge into, any other entity, if (i) the corporation formed by such consolidation or into which the Company is merged, or the entity which acquired all or substantially all of the Company's assets shall be organized and existing under the laws of the United States of America or any state thereof and the resulting entity expressly assumes the due and punctual payment of the principal of (and premium, if any) and interest on the Debt Securities according to their tenor and the due and punctual performance and observance of all of the covenants and conditions of the Indenture to be performed, observed or satisfied by the Company and (ii) immediately after such merger or consolidation, or such sale or conveyance, no Event of Default shall have occurred or be continuing and such successor entity shall not immediately thereafter have outstanding any secured indebtedness not permitted by Section 5.05 of the Indenture unless such entity secures the Debt Securities in accordance with Section 12.03 of the Indenture (Section 12.01 of the Indenture).

DEFEASANCE

     The Indenture provides that the Company, at its option, either (a) will be discharged from any and all obligations with respect to any series of Debt Securities (except for certain obligations to register the transfer or exchange of the Debt Securities, replace stolen, lost or mutilated Debt Securities, maintain paying agencies and hold moneys for payment in trust) or (b) need not comply with certain restrictive covenants of the Indenture (as described under "Limitation on Liens" and "Limitation on Sale and Leaseback") with respect to any series of Debt Securities, upon the deposit with the Trustee (or, in the case of a discharge of obligations, 91 days after such deposit), in trust, of money or the equivalent in securities of the government that issued the currency in which the Debt Securities are denominated or government agencies backed by the full faith and credit of such government, or a combination thereof, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal (including any mandatory sinking fund payments) of, and interest on, and any repurchase obligations with respect to, such series of Debt Securities on the dates such payments are due in accordance with the terms of the Debt Securities. To exercise any such option, no Event of Default, or event which with notice or lapse of time would become an Event of Default, with respect to such series of Debt Securities shall have occurred and be continuing. The Company is required to deliver to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the Debt Securities to recognize income, gain or loss for United States federal income tax purposes and, in the case of a discharge of obligations, accompanied by a ruling to such effect received from or published by the Internal Revenue Service (Section 13.02 of the Indenture).

MODIFICATION OF THE INDENTURE

     With certain exceptions, the Indenture, the rights and obligations of the Company and the rights of the holders of the Debt Securities may be modified by the Company with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the outstanding Debt Securities of each series to be affected; but, without the consent of the holders of all outstanding Debt Securities affected thereby, no such modifications may be made which would among other things (i) change the maturity of any Debt Security or reduce the principal amount thereof or any premium thereon, or reduce the rate or extend the time of payment of interest thereon, or change the method of computing the amount of principal thereof on any date or (ii) reduce the above-stated percentage of Debt Securities, the consent of the holders of which is required to modify or alter the Indenture. A supplemental indenture which changes or eliminates any covenant or other provision of the Indenture which has expressly been included solely for the benefit of one or more particular series of Debt Securities, or which modifies the rights of the holders of Debt Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under the Indenture of the holders of Debt Securities of any other series (Section 11.02 of the Indenture).

CONCERNING THE TRUSTEE

     The Trustee acts as trustee under other indentures and trust agreements to which the Company is a party under which approximately $589,030,000 aggregate principal amount of debentures and notes were outstanding as of June 30, 1995. The Trustee is also a depository for funds of the Company and performs other services and provides credit facilities for the Company and its subsidiaries in the ordinary course of business.

                            DESCRIPTION OF WARRANTS

     The Company may issue Warrants for the purchase of Debt Securities. Warrants may be issued independently or together with any Debt Securities offered by any Prospectus Supplement and may be attached to or separate from such Debt Securities. The Warrants are to be issued under Warrant Agreements to be entered into between the Company and a bank or trust company, as Warrant Agent (the "Warrant Agent"), all as set forth in a Prospectus Supplement relating to the particular issue of Warrants. The Warrant Agent will act solely as an agent of the Company in connection with warrant certificates evidencing the Warrants (the "Warrant Certificates") and will not assume any obligation or relationship of agency or trust for or with any holders of Warrant Certificates or beneficial owners of Warrants. Copies of the forms of Warrant Agreements, including the forms of Warrant Certificates representing the Warrants, are filed as an exhibit incorporated by reference to the Registration Statement to which this Prospectus pertains. The following summaries of certain provisions of the form of Warrant Agreements and Warrant Certificates do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Warrant Agreements and the Warrant Certificates.

GENERAL

     If Warrants are offered, the Prospectus Supplement will describe the terms of the Offered Warrants, including the following: (i) the offering price; (ii) the currency in which the purchase price for Offered Warrants may be payable;
(iii) the designation, aggregate principal amount, currency and terms of the Debt Securities purchasable upon exercise of the Offered Warrants; (iv) if applicable, the designation and terms of the Debt Securities with which the Offered Warrants are issued and the number of Offered Warrants issued with each such Debt Security; (v) if applicable, the date on and after which the Offered Warrants and the related Debt Securities will be separately transferable; (vi) the principal amount of Debt Securities purchasable upon exercise of one Offered Warrant and the price and currency at which such principal amount of Debt Securities may be purchased upon such exercise; (vii) the date on which the right to exercise the Offered Warrants shall commence and the date (the "Expiration Date") on which such right shall expire; (viii) federal income tax consequences; (ix)

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

whether the Offered Warrants represented by the Warrant Certificates will be issued in registered or bearer form; and (x) any other terms of the Offered Warrants.

     Warrant Certificates may be exchanged for new Warrant Certificates of different denominations, may (if in registered form) be presented for registration of transfer and may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercise, including the right to receive payments of principal of and any premium and any interest on the Debt Securities purchasable upon such exercise or to enforce covenants in the Indenture.

EXERCISE OF WARRANTS

     Each Warrant will entitle the holder to purchase such principal amount of Debt Securities at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the Warrants. Warrants may be exercised at any time up to 5:00 P.M. New York City time on the Expiration Date set forth in the Prospectus Supplement relating to such Warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Warrants will become void.

     Warrants may be exercised by delivery to the Warrant Agent of payment as provided in the Prospectus Supplement of the amount required to purchase the Debt Securities purchasable upon such exercise together with certain information set forth on the reverse side of the Warrant Certificate. Warrants will be deemed to have been exercised upon receipt of the exercise price by the Warrant Agent, subject to the receipt of the Warrant Certificate evidencing such Warrants within five business days of the date of exercise. Upon receipt of such payment and the Warrant Certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement prior to the close of business on the Expiration Date, the Company will, as soon as practicable, issue and deliver pursuant to the Indenture the Debt Securities purchasable upon such exercise. If fewer than all of the Warrants represented by such Warrant Certificate are exercised, a new Warrant Certificate will be issued for the remaining amount of Warrants.

                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities and Warrants being offered hereby in any one or more, or in any combination, of the following ways: (i) directly to purchasers; (ii) through agents; (iii) to dealers; or (iv) to underwriters. Agents or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933.

     Offers to purchase Debt Securities and Warrants may be solicited directly by the Company or by agents designated by the Company. Any such agent will be named, and any commissions payable by the Company to such agent (or the method by which such commissions can be determined) will be set forth, in the Prospectus Supplement.

     If underwriters or dealers are used in the sale, the Offered Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price, which may be changed, or at varying prices determined at the time of sale. The Offered Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise indicated in the Prospectus Supplement, the obligations of the underwriters to purchase such Offered Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of such Offered Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Agents, dealers and underwriters may be entitled under agreements with them to indemnification by the Company against certain liabilities, including liabilities under the Securities Act of 1933, or to contribution to payments which may be required to be made in respect thereof. Agents, dealers or underwriters may engage in transactions with or perform services for the Company in the ordinary course of business.

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

     If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by institutions to purchase Debt Securities and Warrants from the Company at the offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date stated in the Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions but shall in all cases be subject to the approval of the Company. Contracts will be subject to those conditions set forth in the Prospectus Supplement. A commission indicated in the Prospectus Supplement will be paid to underwriters and agents soliciting purchases of Debt Securities and Warrants pursuant to Contracts accepted by the Company. The underwriters and persons soliciting such Contracts will have no responsibility for the validity or performance of any Contracts.

     The place and time of delivery for the Offered Securities will be set forth in the Prospectus Supplement.

                                 LEGAL OPINIONS

     The legality of the Debt Securities and Warrants to be offered hereby will be passed upon for the Company by Martin A. Coyle, Esq., 1900 Richmond Road, Cleveland, Ohio 44124 and for any underwriters or dealers by Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019. Mr. Coyle is Executive Vice President, General Counsel and Secretary of the Company and is also a shareholder of the Company.

                                    EXPERTS

     The consolidated financial statements of TRW Inc. incorporated by reference in the Company's Annual Report (Form 10-K) for the year ended December 31, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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